July 3, 2008
Securities and Exchange Commission
Attn: Larry Spirgel
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Lighting Science Group Corporation, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008 and
Form 10-Q for the quarter ended March 31, 2008
Filed May 14, 2008
File No. 0-20354
Dear Mr. Larry Spirgel:
On behalf of Lighting Science Group Corporation (the “Corporation”), we acknowledge receipt of the letter dated June 16, 2008 containing comments from the staff of the Securities and Exchange Commission relating to the Corporation’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 (the “Comment Letter”). As evidenced by the letter dated June 20, 2008 from Stephen Hamilton, Vice President—Finance of the Corporation to the Securities and Exchange Commission, the deadline to respond to the Comment Letter was extended to July 3, 2008 with the consent of Joe Cascarano, Staff Accountant. Pursuant to the July 1, 2008 telephone conversation between Greg Samuel, outside legal counsel to the Corporation, and Mr. Cascarano, with the consent of Mr. Cascarano, this letter evidences the Corporation’s intent to respond to the Comment Letter on or before July 10, 2008. We appreciate your additional extension of the 10-day response deadline.

Very truly yours,

/s/ Stephen Hamilton

Stephen Hamilton
Vice President—Finance
Lighting Science Group Corporation
(214) 382-3650
Steve.Hamilton@lsgc.com

cc:	Joe Cascarano
Robert Littlepage
Govi Rao
Greg Samuel